U.S. SECURITITES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

     Filed  pursuant to Section 16(a) of the  Securitites  Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.

1.   Name and Address of Reporting Person:
          Perry D. West
          Post Office Box 1656
          Cocoa, Florida  32923-1656
2.   Date of Event Requiring Statement (Month/Day/Year)
          March 31, 1999
3.   IRS or Social Security Number of Reporting Person (Voluntary)
          59-3380009
4.   Issurer Name and Ticker or Tading Symbol
          Cambridge Energy Corporation,   CNGG
5.   Relationship of Reporting Person to Issuer (Cheack all applicable)

          Yes X     No        Director
          Yes X     No        10% Owner
          Yes X     No        Officer (give title below)
          Yes       No        Other (specify below)

          Chief Operating Officer

TABLE I - Non-Derivative Securities Acquired, Disposed of, or Benefically Owned
                       Amount of Securities   Ownership Form Direct    Nature of Indirect
 Title of Security      Beneficially Owned     (D)or Indirect(I)      Beneficial Ownership
--------------------   --------------------   ---------------------   --------------------
Common Stock, $.0001        3,192,393                  D
Common Stock, $.0001        2,000,000                  I                     Option
Common Stock, $.0001        1,500,000                  I                     Options

TABLE II - Dirivative Securities Benefically Owned (e.g. puts, calls, warrants, options, convertible securities)

                                   Title and Amount of
            Date Exercisable        Securities Underlying                  Ownership
            and Expiration Date     Derivative Security     Conversion     Form of
            (Month/Day/Year)         (Instr 4)
            -------------------     --------------------    or Exercise    Derivative     Nature of
Title of    Date         Expira-             Amount of      Price of       Security:      Indirect
Derivative  Exer-        tion                Number of      Derivative     Direct(D) or   Beneficial
Securities  cisable      Date       Title    Shares         Security       Indirect (I)   Ownership
(Instr 4)                                                   (Instr 5)      (Instr 5)
----------  -------      -------    -----    ---------      -----------    ------------   ----------

Option      Current      6/02       Common   1,000,000        $0.50              D
Option      Current      6/02       Common   1,000,000        $1.00              D
Option      Current      6/02       Common   1,000,000        $1.50              D
Option      10/00        9/01       Common     500,000        $0.50              D
Option      10/01        9/02       Common     500,000        $0.75              D
Option      10/02        9/03       Common     500,000        $1.00              D
Option      10/03        9/04       Common     500,000        $1.25              D
-----------------------------------------------------------------------------------------------------

Explanation of Responses:

N/A
                               /s/  Perry D. West                August 12, 1999
                               -------------------------------   ---------------
                               **Signature of Reporting Person        Date

**Intentional misstatements or omissions of facts constitutes Federal Criminal Violations.